Filed Pursuant to Rule 433

Registration No. 333-236683

This free writing prospectus is being filed solely to correct the ISIN and CUSIP numbers with respect to the Republic of Turkey’s $2,250,000,000 9.375% Notes due March 14, 2029 contained in the Pricing Term Sheet filed with Securities and Exchange Commission on March 8, 2023.

March 8, 2023

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE

USD 2,250,000,000 9.375% NOTES DUE March 14, 2029

ISSUER:	The Republic of Türkiye

SECURITIES:	9.375% Notes due March 14, 2029

PRICING DATE:	March 8, 2023

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 2,250,000,000

PRICE TO PUBLIC:	99.438%

TOTAL FEES:	USD 1,575,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 2,235,780,000

RE-OFFER YIELD:	9.500%

COUPON:	9.375%

TENOR:	6 years

MATURITY DATE:	March 14, 2029

SPREAD TO BENCHMARK US TREASURY:	516.7 bps

BENCHMARK US TREASURY:	UST 4.000% due Feb 2028

BENCHMARK US TREASURY YIELD:	4.333%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	March 14 and September 14 beginning on September 14, 2023

DAY COUNT CONVENTION:	30/360

CUSIP / ISIN:	900123DH0 / US900123DH01

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Deutsche Bank AG, London Branch, HSBC Bank plc, and J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected March 14, 2023 (T+4) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Deutsche Bank AG, London Branch at +1-800-503-4611, HSBC Bank plc at +1-866-811-8049 and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312523064266/d466012d424b5.htm

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